NO Act

P.E. 02/02/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005331

February 3, 2015

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-3-15

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated February 2, 2015 concerning the shareholder proposal submitted by the New York State Common Retirement Fund, the Unitarian Universalist Association of Congregations, the Pride Foundation and Trillium Asset Management LLC on behalf of Louise B. Rice, for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that ExxonMobil therefore withdraws its January 29, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 2, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the State of New York Office of the Comptroller
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

By letter dated January 29, 2015, Exxon Mobil Corporation ("ExxonMobil" or the "Company") notified the Staff or our intention to omit from the proxy statement and form of proxy for our 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof received from the State of New York Office of the State Comptroller and several co-filers (the "Proponents") dealing with an amendment of ExxonMobil's written Equal Employment Opportunity Policy, and requested the Staff's concurrence with that omission. After additional discussions and correspondence (attached to this letter as Exhibit A) with the lead filer, the Proposal has been withdrawn. As the follow-up correspondence included in Exhibit A indicates, the lead filer is acting both on its own behalf and on behalf of each co-filer in withdrawing the Proposal. Therefore, since the matter is now moot ExxonMobil also respectfully withdraws its January 29, 2015, request for no-action relief.

Please feel free to contact me at james.e.parsons@exxonmobil.com or by phone at 972-444-1478 if you have any questions or need additional information. Copies of this letter and attachments are being sent concurrently to the lead filer and each co-filer of the Proposal.

Sincerely,



James E. Parsons
Coordinator – Corporate, Finance and Securities Law

Enclosures

cc: Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane, 30th Floor
New York, NY 10038

Timothy Brennan
Unitarian Universalist Association of Congregations
24 Farnsworth Street
Boston, MA 02210-1409

Kris Hermanns
Executive Director
Pride Foundation
2014 E. Madison Street, Suite 300
Seattle, WA 98122

Ms. Briana Murphy
VP, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100
Boston, MA 02111

EXHIBIT A

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Brian Tinsley
Manager
Shareholder Relations

ExxonMobil

January 30, 2015

Mr. Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane, 30th Floor
New York, NY 10038

Dear Mr. Doherty:

To confirm our phone conversation yesterday (and as described in more detail in our letter to the SEC of Jan. 29), as a result of recent changes in federal law ExxonMobil's Board of Directors has amended both the U.S. Equal Employment Opportunity Policy and related U.S. Harassment in the Workplace Policy to add specific references to both sexual orientation and gender identity to the listing of protected categories of persons. Copies of these policies as amended are posted on our website at *exxonmobil.com*.

ExxonMobil will also continue to emphasize through employee communications and training materials that discrimination or harassment on any basis -- including sexual orientation or gender identity -- is prohibited, and these materials will be updated as needed to reflect the specific listing of these categories in the U.S. policy documents.

Since I believe we have now implemented each element of your shareholder proposal, I would appreciate your withdrawal of the proposal. If I could ask you to send me an email or scanned letter specifically confirming that you are withdrawing the proposal both on behalf of the lead filer and each co-filer, this will allow us to satisfy SEC requirements for also withdrawing our Jan 29 no-action letter request. We will do that by follow-up letter to the SEC promptly after receipt of your withdrawal of the proposal.

We appreciate your attention to this matter and please let me know if you need any additional information. Further, we appreciate your willingness to engage on this important subject, and thank the State Comptroller for its valued and long-term investment in ExxonMobil.

Sincerely,



Attachments

BDT/ljg

EQUAL EMPLOYMENT OPPORTUNITY POLICY
(modified for application in the United States)

It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other legally protected status. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.

In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:

- develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
- develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
- establish company training and developmental efforts, practices, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the Corporation;
- foster a work environment free from sexual, racial, or other harassment;
- make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
- emphasize management responsibility in these matters at every level of the organization.

Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts.

Individuals will not be subjected to harassment, intimidation, threats, coercion, discrimination, or retaliation for opposing any unlawful act or practice, or making a complaint, assisting or participating in an investigation or any other proceeding, or otherwise exercising any of the rights protected by this policy or any federal, state, or local EEO laws.

HARASSMENT IN THE WORKPLACE POLICY
(modified for application in the United States)

It is the policy of Exxon Mobil Corporation to prohibit any form of harassment in any company workplace. The policy prohibits unlawful harassment based on race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful. The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The Corporation specifically prohibits any form of harassment by or toward employees, contractors, suppliers, or customers.

Under the Corporation's policy, harassment is any inappropriate conduct, which has the purpose or effect of:

- creating an intimidating, hostile, or offensive work environment;
- unreasonably interfering with an individual's work performance; or
- affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts. All complaints will be promptly and thoroughly investigated.

Employees or supervisors who observe or become aware of harassment should immediately advise their supervisors, higher management, or their designated Human Resources Department contacts. No employee should assume that the Corporation is aware of a problem. All complaints and concerns should be brought to management's or the Human Resources Department's attention so that appropriate corrective steps can be taken.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources Department contact.



Office of the State Comptroller

Division of Pension Investment and Cash Management
59 Maiden Lane - 30th Floor
New York, NY 10038
Fax:(212) 383-1331
Ph:(212) 383-3931

FAX TRANSMISSION COVER SHEET

To: Brian Tinsley

Fax #: 972-444-1505

From: Patrick Doherty

Date: 1/30/15

Subject: Withdrawal of NY State Resolution

IF YOU DO NOT RECEIVE PAGE(S), INCLUDING THIS COVER SHEET, PLEASE CALL PATRICK DOHERTY AT (212-383-1428).



THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

January 30, 2015

Mr. Brian Tinsley
Manager- Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr.Tinsley:

On the basis of our recent discussions and your letter of January 30 concerning ExxonMobil's adoption of new policies related to sexual orientation and gender identity non-discrimination, I hereby withdraw the resolution filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

From: PDoherty@osc.state.ny.us [mailto:PDoherty@osc.state.ny.us]
Sent: Monday, February 02, 2015 3:56 PM
To: Tinsley, Brian D
Cc: PDoherty@osc.state.ny.us
Subject: Re: Withdrawal

Brian -
This is to confirm that our proposal withdrawal was on behalf of all of the co-filers as well.
- Pat D.

Patrick Doherty
Director - Corporate Governance
Office of the State Comptroller
59 Maiden Lane, 30th Floor
New York, New York 10038
212.383.1428 (Tel.)
212.383.1331 (Fax)

From "Tinsley, Brian D" <brian.d.tinsley@exxonmobil.com>
To "PDoherty@osc.state.ny.us" <PDoherty@osc.state.ny.us>,
Date 02/02/2015 03:01 PM
Subject Withdrawal

Pat,

Please confirm that your shareholder proposal withdrawal was on behalf of the co-filers as well.

Thank you,

Brian Tinsley
Shareholder Relations
972-444-1193

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 29, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the State of New York Office of the Comptroller
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation ("ExxonMobil" or the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the State of New York Office of the State Comptroller, as trustee of the New York State Common Retirement Fund and administrative head of the New York State and Local Retirement System, as lead filer, and by the Unitarian Universalist Association, the Pride Foundation, and Trillium Asset Management, on behalf of Louise B. Rice, as co-filers (collectively, the "Proponents").

This letter is being filed with the Securities and Exchange Commission (the "Commission") seventy-four (74) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. We recognize that Rule 14a-8(j) requires letters notifying the Staff of the Company's intention to omit a shareholder proposal from its proxy statement and form of proxy, and seeking the Staff's concurrence in such omission, to be filed no later than eighty (80) calendar days prior to the intended filing date for the applicable proxy materials. However, the changes to the Company's policy documents which, as explained in more detail below, render the Proposal moot required approval by ExxonMobil's Board of Directors, and such approval could not practicably be obtained earlier than the Board's regularly scheduled January meeting which took place yesterday, January 28, 2015. This letter is being filed promptly following confirmation of the actions taken at yesterday's Board meeting. Given these particular circumstances and the short delay, we respectfully ask the Staff to waive the 80 day period in this case.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from ExxonMobil's 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. It has always been the Company's policy to prohibit any form of discrimination or harassment including that on the basis of sexual orientation or gender identity. Due to a recent change in U.S. federal law, those categories have become enumerated protected categories and in line with the Company's long standing practice, both categories have now been specifically listed in our US. Equal Employment Opportunity Policy.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" (the 1983 Release), and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

ExxonMobil's U.S. Equal Employment Opportunity Policy ("EEO Policy"), as well as its related U.S. Harassment in the Workplace Policy ("Harassment Policy"), are two of the Company's foundation policies included in its Standards of Business Conduct. While the Company's EEO Policy and Harassment Policy are broad policies that have long prohibited *any* harassment or discrimination – including harassment or discrimination of the basis of sexual orientation or gender identity – those two categories have not previously been specifically listed in the policies themselves. This reflects the Company's long-standing practice only to list specifically in the foundation policies as adapted for a particular country – on an *inclusive* rather than *exclusive* basis – those enumerated protected classes as defined by applicable country law.

In accordance with Executive Order 13672, final rules were published in the Federal Register on December 9, 2014, and are to be implemented by April 8, 2015, adding sexual orientation and gender identity as enumerated protected classes under U.S. federal law for federal contractors such as ourselves. Accordingly, consistent with the Company's long-standing approach as described above, at its meeting on January 28, 2015, ExxonMobil's Board of Directors approved amendments to its U.S. EEO Policy and Harassment Policy to add specific references to "sexual orientation and gender identity." Copies of the proposed amendments to ExxonMobil's U.S. EEO Policy and Harassment Policy as approved yesterday are included with this letter as Exhibit B.

Thus, due to the recent change of U.S. federal law, the Company has now taken precisely the action requested by the Proposal to "amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity" and has also made the same amendment to the Company's related Harassment Policy.

ExxonMobil has also and will continue to "substantially implement" this policy as further requested by the Proposal. As previously noted, even before the recent change in U.S. federal law and subsequent policy wording amendments, ExxonMobil's EEO and Harassment Policies were applied broadly by the Company to prohibit discrimination and any form of harassment including that based on sexual orientation or gender identity. That ExxonMobil prohibits discrimination or harassment on the basis of sexual orientation or gender identity has previously been and continues to be clearly communicated to employees and the public in policy and training materials and additional disclosures such as:

- ExxonMobil's *Working Together* booklet, which is provided to all new employees and posted on the Company's employee intranet site (copy enclosed with this letter as Exhibit C), which makes clear (p. 11) that harassment based on "actual or perceived sexual orientation or gender identity ... are prohibited by our policy" and also (p. 15, Question 20) that discrimination based on sexual orientation or gender identity is prohibited under the EEO Policy. As stated in the booklet, "ExxonMobil administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training."

- An on-line training course provided through the employee intranet that supports the *Working Together* booklet, including the prohibition against harassment or discrimination on the basis of actual or perceived sexual orientation or gender identity.

- The Employment practices and policies section of ExxonMobil's external website,[1] which states that ExxonMobil's "zero-tolerance policy applies to all forms of discrimination, including discrimination based on sexual orientation and gender identity" and noting that any employee who violates such policies is subject to disciplinary action up to and including termination.

- Parallel disclosure included in our 2013 Corporate Citizenship Report (p. 21)[2]

- ExxonMobil's sponsorship of the PRIDE support network for LGBT employees.

---

[1] http://corporate.exxonmobil.com/en/company/careers/employment-policies/policies-against-discrimination-and-harassment?parentId=d6ef33ae-0c03-4263-a4a0-aec24f8b31a5

[2] Full report available here: http://corporate.exxonmobil.com/en/community/corporate-citizenship-report

In addition to these existing materials, the Company's U.S. EEO and Harassment Policies – as amended now to include specific listing of sexual orientation and gender identity – will be posted promptly on the Company's internal and external websites, and will be provided to U.S. employees later in the year as part of an annual process under which employees are asked to certify they have received, read, and understood the foundation policies – including the U.S. EEO and Harassment Policies, as amended – included in our Standards of Business Conduct. Other existing disclosure and employee training materials and activities such as those cited above – including annual reporting and compliance procedures that hold managers accountable for maintaining work environments free from harassment or discrimination[3] – will also be updated to reflect the specific listing of sexual orientation and gender identity in the U.S. policy documents.

When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996). In this regard, we believe ExxonMobil has fully implemented all aspects of the Proposal and the Proposal may therefore be excluded from our 2015 Proxy Materials as having been substantially implemented within the meaning of paragraph (i)(10) of Rule 14a-8. This result is directly on point with the Staff precedent in *Commercial Metals Company* (avail. Nov. 5, 2009) (Staff concurred that proposal identical to the Proposal could be omitted from the company's proxy materials under paragraph (i)(10) of Rule 14a-8 where the Company had amended its Equal Opportunity and related policies to include specific references to sexual orientation and gender identity and had substantially implemented the policies through employee communication and training materials).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to james.e.parsons@exxonmobil.com, or to my colleague Lisa K. Bork at lisa.k.bork@exxonmobil.com. If I can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478.

Sincerely,



James E. Parsons
Coordinator – Corporate, Finance and Securities Law

[3] See website material cited at footnote 1 above.

Enclosures

cc: Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane, 30th Floor
New York, NY 10038

Timothy Brennan
Unitarian Universalist Association of Congregations
24 Farnsworth Street
Boston, MA 02210-1409

Kris Hermanns
Executive Director
Pride Foundation
2014 E. Madison Street, Suite 300
Seattle, WA 98122

Ms. Briana Murphy
VP, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100
Boston, MA 02111

Exhibit A



THOMAS P. DINAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 8, 2014

Received
DEC 09 2014
J. J. Woodbury

RECEIVED
DEC 9 2014
B. D. TINSLEY

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Rosenthal:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Exxon Mobil shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Exxon Mobil board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Enclosures

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: ExxonMobil Corporation ("ExxonMobil") does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 84% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 93% of Fortune 100 companies, according to the Human Rights Campaign; over 34% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 180 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

J.P.Morgan

Richard J. Costantino

Vice President
CIB Client Service Americas

December 8, 2014

Mr. David Rosenthal
Secretary
ExxonMobil Company
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of ExxonMobil Company continuously for at least one year as of and including December 8, 2014.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 12,143,123 shares of common stock as of December 8, 2014 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Richard Costantino

cc: Patrick Doherty– NSYCRF
Eric Shostal - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: +1 712 623 8706 Facsimile: 1 718 242 1209 richard.j.costantino@jpmorgan.com
JPMorgan Chase Bank, N.A.

Pages 11 through 12 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2014

VIA UPS – OVERNIGHT DELIVERY

Mr. Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane, 30th Floor
New York, NY 10038

Dear Mr. Doherty:

This will acknowledge receipt of the proposal concerning an amendment of EEO policy, which you have submitted on behalf of the New York State Common Retirement Fund in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from J. P. Morgan, share ownership has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,



JJW/ljg

Page 15 redacted for the following reason:

FISMA & OMB Memorandum M-07-16


Received
DEC 10 2014
J. J. Woodbury

December 9, 2014

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Rosenthal:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 87 shares in Exxon Mobil Corporation ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. We are once again joining with the New York State Common Retirement Fund (NYSCRF) in filing this resolution. Mr. Patrick Doherty represents NYSCRF which is the primary filer and as such the UUA delegates authority to Mr. Doherty to act on behalf of the UUA in all respects with regard to this filing.



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

This resolution is submitted by the Unitarian Universalist Association, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $186 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: ExxonMobil Corporation ("ExxonMobil") does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 84% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 93% of Fortune 100 companies, according to the Human Rights Campaign; over 34% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 180 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/09/2014

To Whom It May Concern:

As of December 09, 2014, State Street Bank has held 87 shares of EXXON MOBIL CORP, in account number OMB Memorandum M-07-16 The shares have been held for more than one year preceding and including December 9, 2014 and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Jeremy Fangmann
Client Service
State Street Corporation
Wealth Manager Services
816-871-5904



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

www.statestreet.com

Date: December 8, 2014

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Unitarian Universalist Service Committee.**

In connection with a shareholder proposal submitted by **Unitarian Universalist Service Committee** on **December 8, 2014** we are writing to confirm that **Unitarian Universalist Service Committee** has had beneficial ownership of a least $2,000 in market value of the voting securities of **Exxon Mobil Corporation (Cusip#30231G102)** for more than one year.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Bryan Gautreau
Assistant Vice President
Date: 12/10/2014

Page 20 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298



December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Mr. Timothy Brennan
Unitarian Universalist Association of Congregations
24 Farnsworth Street
Boston, MA 02210-1409

Dear Mr. Brennan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Unitarian Universalist Association of Congregations (the "Co-filer") the proposal previously submitted by Patrick Doherty concerning amendment of EEO policy in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Patrick Doherty

Page 22 redacted for the following reason:

FISMA & OMB Memorandum M-07-16



Pride Foundation

Building a Foundation for All


Received
DEC 11 2014
J. J. Woodbury


RECEIVED
DEC 11 2014
G.R. GLASS

December 09, 2014

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

The Pride Foundation holds 4,500 shares of Exxon Mobil stock. The Pride Foundation connects, inspires and strengthens the Pacific Northwest Lesbian, Gay, Bisexual and Transgender (LGBT) community in pursuit of equality. We accomplish this in rural and urban areas by awarding grants and scholarships and cultivating leaders.

Once again, we are filing the enclosed shareholder proposal as a co-filer with New York State Common Retirement Funds as the primary filer for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Pride Foundation is the beneficial owner of $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We have been a continuous shareholder for more than one year and verification of ownership will be sent. We will continue to hold at least $2,000 worth of Exxon Mobil stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Please copy correspondence to both myself and to Carly Greenberg at Walden Asset Management at 617-726-7235 (cgreenberg@bostontrust.com) as Walden is our investment manager. We hereby deputize New York State Common Retirement Funds to act on our behalf in withdrawing this resolution.

Sincerely,



Kris Hermanns
Executive Director

Cc: Patrick Doherty, New York State Common Retirement Funds

2014 E Madison Street Suite 300 | Seattle, WA 98122 P 206.323.3318 | 1 800 735 7287 info@pridefoundation.org | pridefoundation.org

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: ExxonMobil Corporation ("ExxonMobil") does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 84% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 93% of Fortune 100 companies, according to the Human Rights Campaign; over 34% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 180 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169-0938

www.statestreet.com

Date: December 9, 2014

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Pride Foundation.**

In connection with a shareholder proposal submitted by **Pride Foundation** on **December 9, 2014** we are writing to confirm that **Pride Foundation** has had beneficial ownership of a least $2,000 in market value of the voting securities of **Exxon Mobil Corporation (Cusip#30231G102)** for more than one year.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Bryan Gautreau
Assistant Vice President
Date: 12/10/2014

Page 27 redacted for the following reason:

- -

FISMA & OMB Memorandum M-07-16

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, TX 75039-2298

ExxonMobil

December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Kris Hermanns
Executive Director
Pride Foundation
2014 E. Madison Street, Suite 300
Seattle, WA 98122

Dear Kris Hermanns:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Pride Foundation (the "Co-filer") the proposal previously submitted by Patrick Doherty concerning amendment of EEO policy in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,



Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Patrick Doherty

Page 29 redacted for the following reason:

- -

FISMA & OMB Memorandum M-07-16

Tinsley, Brian D

From: Kris Hermanns <Kris@pridefoundation.org>
Sent: Monday, December 22, 2014 11:55 AM
To: Tinsley, Brian D
Cc: Carly Greenberg; Jimbo Worm
Subject: ExxonMobil Correspondence to Pride Foundation
Attachments: Exxon Mobil Correspondence 2014-12-14.pdf

Categories: External Sender

RECEIVED
DEC 22 2014
G.R. GLASS

Dear Brian,

Thank you for your letter. My email address is Kris@PrideFoundation.org. Also, please copy Carly Greenberg from Walden Asset Management (cgreenberg@bostontrust.com) to any correspondence as Walden is our investment manager.

As requested, we are confirming that the lead filer, Patrick Doherty from the New York State Common Retirement Funds, can act on our behalf including with respect to any potential negotiated withdrawal of the proposal.

Sincerely, Kris

Kris A. Hermanns
Executive Director
Pride Foundation
Building a Foundation for All

206.323.3318 x17 | 1.800.735.7287 x17
c 206.445.9775 | kris@pridefoundation.org
Donate | Facebook | Twitter | eNewsletter



RECEIVED
DEC 12 2014
G.R. GLASS

Received
DEC 12 2014
J. J. Woodbury

December 11, 2014

David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Rosenthal,

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.7 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Exxon Mobil Corporation on behalf of Louise B. Rice for inclusion in the 2015 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Louise B. Rice holds more than $2,000 of Exxon Mobil Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2015 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil Corporation about the contents of our proposal.

We are co-filing this resolution with New York State Comptroller. Please direct any communications to Patrick Doherty (212) 383-1428; or via email at pdoherty@osc.state.ny.us.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Enclosures

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: ExxonMobil Corporation ("ExxonMobil") does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 84% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 93% of Fortune 100 companies, according to the Human Rights Campaign; over 34% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 180 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Page 34 redacted for the following reason:

FISMA & OMB Memorandum M-07-16

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298



December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Ms. Briana Murphy
VP, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100
Boston, MA 02111

Dear Ms. Murphy:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Louise B. Rice the ("Co-filer") the proposal previously submitted by Patrick Doherty concerning amendment of EEO policy in connection with ExxonMobil's 2015 annual meeting of shareholders. However, as noted in your December 11, 2014, letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 11, 2014, which is the date the Proposal was received by overnight delivery service.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer *must* submit sufficient proof verifying their continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014; or

- if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 11, 2014, the required amount of securities were continuously held – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to Jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,



Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Enclosures

c: Patrick Doherty

Attachments 14F and Rule 14a-8 have been omitted for copying and scanning purposes only.

Page 39 redacted for the following reason:

FISMA & OMB Memorandum M-07-16



RECEIVED
DEC 2 0 2014
B.D. TINSLEY

December 18, 2014

Via FedEx
Brian Tinsley, Manager, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Request for verification

Dear Mr. Tinsley

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Louise B. Rice as well as the custodial letter from Charles Schwab Advisor Services documenting that she holds sufficient company shares to file a proposal under rule 14a-8.

Please direct any communications to me at (617) 532-6682, Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111;
or via e-mail at bmurphy@trilliuminvest.com.

Sincerely,

Brianna Murphy
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Brianna Murphy
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC.
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Murphy:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Louise B. Rice at Exxon Mobil Corporation for inclusion in its 2015 proxy materials concerning Lesbian, Gay, Bisexual, and Transgender employment policies.

Louise B. Rice is the beneficial owner of more than $2,000 worth of Exxon Mobil Corporation common stock that Louise B. Rice has held continuously for more than one year. Louise B. Rice intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2015.

Louise B. Rice specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Louise B. Rice intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Louise B. Rice understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,



Louise B. Rice

12/4/2014
DATE


charles
SCHWAB

1958 Summit Park Dr
Orlando, FL 32810

RECEIVED
DEC 12 2014
G.R. GLASS

December 12, 2014

Re: Louise B Rice Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 217 shares of XOM common stock. These 217 shares have been held in this account continuously for at least one year prior to December 11, 2014.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191

Page 43 redacted for the following reason:
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FISMA & OMB Memorandum M-07-16

Exhibit B

PROPOSED CHANGES TO THE U.S. EEO POLICY
(additions and deletions shown in red text)

Equal Employment Opportunity Policy (modified for application in the United States)

It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other legally protected status. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.

In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:

- develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
- develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
- establish company training and developmental efforts, practices, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the Corporation;
- foster a work environment free from sexual, racial, or other harassment;
- make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
- emphasize management responsibility in these matters at every level of the organization.

Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts.

Individuals will not be subjected to harassment, intimidation, threats, coercion, discrimination, or retaliation for opposing any unlawful act or practice, or making a complaint, assisting or participating in an investigation or any other proceeding, or otherwise exercising any of the rights protected by this policy or any Federal, state, or local EEO laws.

PROPOSED CHANGES TO THE HARASSMENT IN THE WORKPLACE POLICY
(additions shown in red text)

Harassment in the Workplace Policy (modified for application in the United States)

It is the policy of ExxonMobil Corporation to prohibit any form of harassment in any company workplace. The policy prohibits unlawful harassment based on race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful. The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The Corporation specifically prohibits any form of harassment by or toward employees, contractors, suppliers or customers.

Under the Corporation's policy, harassment is any inappropriate conduct which has the purpose or effect of:

- creating an intimidating, hostile, or offensive work environment;
- unreasonably interfering with an individual's work performance; or
- affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts. All complaints will be promptly and thoroughly investigated.

Employees or supervisors who observe or become aware of harassment should immediately advise their supervisors, higher management, or their designated Human Resources Department contacts. No employee should assume that ExxonMobil is aware of a problem. All complaints and concerns should be brought to management's or the Human Resources Department's attention so that appropriate corrective steps can be taken.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources Department contact.

Exhibit C

ExxonMobil

HARASSMENT IN THE WORKPLACE POLICY AND PRACTICES

Working Together

creating

competitive

advantage

through

people



U.S. Edition February 2012

Introduction

At ExxonMobil, we believe that our success as a business enterprise is rooted in the quality of our employees. Our objective is to hire the most qualified person available for each job opportunity, regardless of individual characteristics unrelated to job performance. We are committed to providing a positive work environment which values the wide-ranging perspectives inherent in our diverse workforce and which fosters individual growth and achievement of business goals. We further believe that all individuals should be treated with dignity and respect. Thus, it is essential that ExxonMobil's workplaces be free of all forms of harassment.

Harassment, even in its most subtle forms, is in direct conflict with company policy and acceptable standards of workplace behavior and will not be tolerated.

Defining what constitutes harassment can be difficult. Behavior or actions objectionable to one person may not be objectionable to another. This ExxonMobil Working Together publication is intended to enhance your understanding of what constitutes harassment in the workplace, how to avoid it and what to do if it occurs.

The publication details our company harassment policy, describes behavior that is unacceptable in our workplace, outlines our complaint process, discusses examples of inappropriate behavior and answers questions concerning the policy's interpretation.

Our harassment policy prohibits any form of unlawful harassment. In addition, the policy also prohibits behavior that is not unlawful but which the company considers inappropriate and unacceptable in the ExxonMobil workplace. In ExxonMobil Working Together, terms such as "harassment" or "hostile work environment" are used to describe these inappropriate and unacceptable actions. While these behaviors or actions may be considered "harassment" under company policy, they do not necessarily constitute unlawful conduct under current legal definitions.

It is your responsibility to help our workplace be free of harassment. Your cooperation and commitment to the harassment policy's objectives are essential if we are to reach this important business goal. If you have questions, please address them with your supervisor or local Human Resources contact.

Harassment in the Workplace Policy

It is the policy of ExxonMobil to prohibit any form of harassment in any company workplace. The policy prohibits unlawful harassment based on race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful. The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The company specifically prohibits any form of harassment by or toward employees, contractors, suppliers or customers.

Under ExxonMobil's policy, harassment is any inappropriate conduct which has the purpose or effect of:

- Creating an intimidating, hostile, or offensive work environment;
- Unreasonably interfering with an individual's work performance; or
- Affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts. All complaints will be promptly and thoroughly investigated.

Employees or supervisors who observe or become aware of harassment should immediately advise their supervisors, higher management, or their designated Human Resources Department contacts. No employee should assume that ExxonMobil is aware of a problem. All complaints and concerns should be brought to management's or the Human Resources Department's attention so that appropriate corrective steps can be taken.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources Department contact.



Categories of Harassment

There are two major categories of harassment:
Hostile Work Environment:
The purpose or effect of this type of harassment is to unreasonably interfere with an individual's work performance or to create an intimidating or offensive work environment. To determine if specific behaviors create an intimidating or offensive work environment, a "reasonable person" test is applied. Would a reasonable person be genuinely offended or intimidated by the specific conduct? Would the behavior cause the work environment to be offensive or intimidating for a reasonable person?



Would a reasonable person be offended by an invitation to dinner on one or two occasions? No, and these limited requests would not be considered harassment. However, a reasonable person would be offended or intimidated if the invitations continued despite a clear indication that the recipient had no interest in establishing a personal relationship with the requestor. Repeated unwelcome invitations for dinner dates would create an offensive work environment for the invitee.

Would a reasonable person be offended by hearing the frequent use of profanity or sexual epithets? Yes and this language would create an offensive work environment for the person who is unwillingly subjected to it.



Would a reasonable person be offended to see pornographic or sexually explicit material in the workplace, on a co-worker's computer, or on a personal electronic device? Yes, this type of visual image would create an offensive work environment for the person who is unwillingly or unexpectedly subjected to it.

Managers, supervisors, employees and non-employees can create a hostile work environment through their unwelcome offensive conduct.

Tangible Employment Action:
The purpose or effect of this type of harassment is to condition an employment action on the submission to or the rejection of inappropriate demands, often of a sexual nature.

Conditioning an offer of employment, transfer, promotion, avoiding layoff or separation, performance assessment or salary treatment on an explicit or implicit demand for sexual favors is harassment.

Generally, only managers and supervisors who have the ability to condition job benefits or opportunities on the acquiescence to sexual propositions can commit this type of harassment. However, employees in quasi-supervisory roles (e.g., trainers, team leaders) can also commit this type of harassment, if they make compliance with demands for sexual favors a basis for a tangible employment action.



Forms of Harassment

Harassment can occur in several different forms. Listed below are the primary forms harassment can take with some examples of prohibited behavior.

Verbal:
degrading jokes, comments or innuendoes relating to an individual's characteristics; racial or ethnic slurs or epithets; sexually graphic comments or epithets; unwanted sexual flirtations or propositions; threats of harm or violence. Verbal harassment can be in the form of oral, written or electronic communications, including email and voice mail.

Visual:
derogatory, demeaning or suggestive posters, cards, cartoons, graffiti, drawings; suggestive gestures or objects; intimidating or threatening gestures.

Physical:
unnecessary and unwanted touching; impeding or blocking movements; physical interference with normal work or movement; assault.

Assessing Your Behavior

A Good Rule to Follow:
If there is any question in your mind about whether your own behavior or comments might be harassing, don't do it.

Could your behavior be considered harassing?

- Would you change your behavior if your spouse, son or daughter were within hearing distance?
- Would you feel uncomfortable if the same behavior or comment were directed at you or someone in your family?
- Would you be embarrassed if a newspaper published an account of your actions or comments?

If you answered "yes" to any of these questions, your behavior or comments could be considered harassing.



Being harassed can make a person feel:

- Angry
- Embarrassed
- Frustrated
- Guilty
- Helpless
- Isolated
- Ostracized
- Uncomfortable

Impact of harassment can be:

- Absenteeism
- Attrition
- Lost competitiveness
- Lost productivity
- Low morale
- Poor quality work
- Poor teamwork



Harassment Prevention Process

ExxonMobil has taken a number of actions to prevent harassment from occurring in our workplace. These actions include:

Policy

ExxonMobil has developed a Harassment in the Workplace Policy that prohibits all forms of unlawful harassment. The policy also prohibits certain behaviors that are not unlawful but which are considered inappropriate in a business setting. These behaviors are prohibited because they are incompatible with our objective of creating a positive work environment where individuals are treated with respect and dignity. Employees are encouraged to develop their full capabilities and to make positive contributions to the business.

Communications

Our harassment policy is communicated to employees at the time of their employment. Subsequent communication occurs during periodic Business Practices Reviews and through periodic policy reminder communications to employees. The policy is included in our Standards of Business Conduct and posted on the ExxonMobil intranet site. Senior operating and site managers provide periodic reminders to managers and supervisors of their responsibilities under the Harassment in the Workplace Policy. Site managers post annual letters to employees and applicants reminding them that harassment is prohibited and whom to contact if a problem arises. Harassment communications emphasize that inappropriate conduct is prohibited and will not be tolerated by the company. Employees are advised to not tolerate harassment and to promptly report any prohibited conduct to a member of management or to Human Resources.

Education and Training

Our harassment policy is covered in new hire orientation programs. Copies of the policy and Working Together are given to new employees. The harassment policy and addressing harassment issues are included in appropriate supervisor training programs. Also, an interactive computer-based training module covering the harassment policy is made available to employees through the U.S. Harassment in the Workplace Policy page on the ExxonMobil Me intranet site or via the following link: http://emhr.na.xom.com/us/EEO/harass2html/default.htm.

Accountability and Stewardship

Senior operating managers steward harassment complaints that result in corrective actions. Harassment policy compliance is evaluated during routine business audits.



Enforcement

Disciplinary action is imposed for violations of the harassment policy. The nature and severity of the conduct, history of the offender and organization precedent are considered in determining the appropriate level of discipline. Violations of the harassment policy may result in termination of employees and denial of non-employee access to our work sites.


Policy
Communications
Education and Training
Accountability and Stewardship
Enforcement

Harassment Resolution Process

ExxonMobil provides a correction or resolution process for employees to use if they believe they have been subjected to harassment. It is critical that employees use this process for several reasons.

Failure to bring forward legitimate complaints of harassment allows the inappropriate behavior to continue unchallenged, signaling to the perpetrator that the behavior may be acceptable and creating an opportunity for more individuals to be harassed. Additionally, courts have held that individuals are expected to use their employers' preventative and corrective measures.

Our harassment resolution process includes the following steps:

Confront Offensive Conduct
Employees are encouraged to warn offenders when they observe or experience behavior that could be perceived as harassing. In confronting potentially harassing conduct, employees should be direct, candid and clearly communicate that the behavior is unwelcome, offensive and must stop. Employees who conclude that the conduct did not rise to the level of harassment do not need to report the behavior to their supervisors, management or Human Resources.

Employees who are uncomfortable personally confronting others should promptly report the potentially harassing conduct to their supervisors, management or Human Resources.

Report Offensive Conduct
Employees who perceive that the conduct was harassment should promptly report such incidents to their supervisor, management or Human Resources.

Employees are protected from retaliation for reporting harassment incidents.

Supervisors should promptly notify Human Resources when they receive a harassment complaint so that Human Resources can determine the scope of the investigation and facilitate consistency.

Harassment Complaint Investigations
When warranted, Human Resources will form a team and conduct an investigation with advice and support from the Law Department. Witnesses will be interviewed and file documents reviewed by a team of experienced investigators. Individuals participating in harassment investigations will be protected from retaliation. Details of investigations will generally be shared only with those individuals with a need or right to know. However, the preservation of anonymity and confidentiality may not always be practical. For example, interviewing witnesses often requires revealing information about the complaint and complainant.

Communications and Corrective Actions
Investigative teams will determine if a policy violation has occurred and make recommendations to line managers. Line managers will evaluate the investigation findings and recommendations. Line managers will facilitate the communication of investigation outcomes to the complainants and those accused. Line managers will implement corrective actions and impose discipline, when appropriate. Specific disciplinary actions normally will not be disclosed to complainants.


Confront Offensive Conduct
Report Offensive Conduct
Harassment Complaint Investigations
Communication and Corrective Actions

Recognizing Harassment

What kind of behavior is considered unacceptable under the provisions of our harassment policy? Some situational vignettes are included in this section of Working Together to help clarify the interpretation of the policy.

Age-Related Comments

Frank started with the company as a pipefitter almost 32 years ago. He has enjoyed his career at the refinery although he knows that nobody makes it through a career without a few bumps and periods of unhappiness. He is going through one such period now. The group he currently works with is much younger. They often tease him about his age, calling him "gramps" or "old timer." They frequently insinuate that they can do his job better and faster. As a practical joke, one co-worker gave him a cane on his last birthday. Frank feels he has a lot to offer the company; however, lately he has let their comments get the best of him. He's begun to wonder whether it is worth the hassle and is considering early retirement.

In this example, Frank has been subjected to harassment, as defined by our policy, based on his age. While these comments may appear innocuous, they are not. The repeated joking and teasing have created a hostile work environment for Frank. Frank may not be willing to tell his co-workers that their barbs offend him because he does not want to appear weak and feels the teasing will only escalate if he complains. So Frank suffers their jokes silently but at significant cost to his dignity, self-esteem and productivity. The work environment has become so hostile for Frank that he is contemplating retirement. Age-related jokes, teasing, taunting and hazing are behaviors that are prohibited by our harassment policy.

Race-Related Comments

Steve has started to dislike "hanging out" with his friends at work. Their behavior toward a new employee, Joe, a Hispanic man, has been embarrassing and insulting. Steve's friends have begun telling ethnic jokes and making cruel comments about Hispanics in Joe's presence. Steve realizes that Joe is bothered by their comments. Joe has been very quiet and appears to be losing interest in his work. Although Steve knows that Joe's work and attitude have been negatively affected, he doesn't know what, if anything, he can or should do about it. In fact, he's beginning to worry about the effect these incidents and interruptions have had on his own performance. He feels that Joe is a hard worker with much potential, but that he won't last long in this work group.

In this scenario, both Steve and Joe were victims of harassment. Both men have been disturbed and offended by the comments and jokes of their co-workers. The offensive work environment has taken its toll, affecting Joe's interest in his job and Steve's ability to concentrate on his work. Racially-based jokes and demeaning or degrading comments create a hostile work environment for both the target of the comments and for other employees who are disturbed or offended when exposed to them. Employees cannot focus on their work when they are distracted and demoralized by an offensive work environment. Racial, ethnic, national origin, gender, religious, age, genetic characteristics or disability-related degrading jokes or comments are prohibited by our policy.



Recognizing Harassment *(continued)*

Mimicking A Physical Or Mental Disability

Anthony was severely hurt while playing football in college. Although he now wears braces on his legs, he has learned to overcome much of his physical disability. However, at work he has seen co-workers mimicking his awkward walk and slow pace. Anthony is self-conscious about it and is starting to isolate himself from group projects. His supervisor is becoming concerned about his decreased performance and apparent reluctance to get involved in team initiatives.

Anthony was subjected to harassment, as defined by our policy, in this example. Mimicking, teasing or taunting an individual because of an actual or perceived disability creates a hostile and intimidating work environment for that person. Being treated as different, damaged or broken isolates the individual with the impairment and unreasonably interferes with that person's ability to do his job. Attempts at humor at the expense of an individual with impairment are cruel and offensive. Taunting, mimicking, or teasing an individual based on an actual or perceived mental or physical disability is prohibited by our harassment policy.



Unwelcome Physical Contact/Persistent Solicitations and Tangible Employment Actions

Sharon's transfer to her new position in the headquarters building was a smooth experience except that her new supervisor, David, made her uncomfortable. While she never saw him touch other co-workers, it seemed as if he couldn't talk to her without touching her arm or shoulder. She requested, on several occasions, that he refrain from touching her; however, his behavior did not stop. He repeatedly insisted that she go out with him for drinks and dinner after work. He told her it had taken much of his time and energy to ensure she would progress in the job and he implied that her career potential depended on acceptance of his invitation.

In this scenario, David has violated our harassment policy. Sharon clearly put David on notice that his conduct was unwelcome but he persisted and implied that her acquiescence would have career implications. Unwanted touching or physical contact creates a hostile work environment for the victim and violates our policy. Persistent unwelcome requests to engage in a personal social relationship create an offensive work environment and are violations of our policy. Promising a tangible employment action in return for submission to sexual demands is prohibited by our harassment policy.

Sexual Innuendoes & Sexually Explicit Conversations

Gina has worked for the company for almost ten years. She is known for her quick wit and sexual innuendoes. Her co-workers, Carlos and Amir, laugh at Gina's jokes and think she has a great sense of humor. Every Monday morning, the three gather around Gina's desk and share stories about their latest weekend romances. These conversations are usually of a sexual nature and are sometimes quite graphic. Michelle sits at a desk next to Gina and though she tries to dismiss the sexually explicit conversations, she is embarrassed and silently fumes. In this example, Michelle has been subjected to harassment, as defined by our policy.

Although this type of banter may not be personally offensive to the parties engaging in it, sexually explicit conversations or epithets can be disturbing and offensive to bystanders who hear or witness these exchanges. In this example, the sexual innuendoes and explicit sexual conversations were not offensive to Gina, Carlos and Amir. However, they did offend and embarrass Michelle. Michelle is reluctant to express her discomfort with her co-workers' conduct because she does not want to be labeled a prude or to be ostracized by her peers. Sexually graphic comments, innuendoes and epithets are inappropriate in the work environment and are prohibited by our harassment policy.

Recognizing Harassment *(continued)*

Threatening & Intimidating Conduct

Stefan and his co-workers dread reporting any type of operating error or problem to Soledad, their unit supervisor. Soledad's typical response in these situations is to launch a barrage of profanity, personally berate employees, throw papers and slam doors. The employees in Soledad's section are intimidated by her behavior but are reluctant to complain because they fear retaliation by Soledad or her supervisory peers. In this scenario, Stefan and his co-workers have been subjected to harassment, as defined by our policy. Soledad's behavior has intimidated the entire work group making them fearful and uncomfortable to approach her to discuss work issues.

Soledad's behavior has compromised the group's effectiveness and unnecessarily restricted their ability to do their jobs. Our harassment policy seeks to create a positive support work environment where employees are treated with respect and dignity, where they can develop their full capabilities and make a positive contribution to the business. The repeated use of intimidating and threatening behaviors such as yelling, use of profanity, throwing objects or slamming doors creates a hostile work environment and violates the intent of our policy.

Taunting Based On Perceived Sexual Orientation or Gender Identity

In Kristina's work group, her co-workers' idea of sport is to speculate about her sexual orientation. Male co-workers frequently use innuendoes, double entendres, sexual epithets and explicit sexual references in commenting on her sexual orientation. Kristina is offended and disturbed by their behavior. She hates coming to work but values her job and the security it provides for her. Kristina is reluctant to complain because she believes it would only exacerbate the taunting and that her co-workers would find subtle ways to retaliate against her and make her work life more difficult.

Kristina's co-workers have violated our harassment policy by creating a hostile work environment through their actions. Their taunting and teasing have embarrassed and angered Kristina, destroyed her enthusiasm for her job and restricted her ability to concentrate on her work. Degrading jokes, comments, or innuendoes related to any aspect of an individual's characteristics, including actual or perceived sexual orientation or gender identity, create a hostile and offensive work environment and are prohibited by our policy.





It is not Harassment

The following examples illustrate situations that would not constitute harassment:

■ *Anne and Darryl are co-workers who met while working on a group project. After the first few months they got to know one another fairly well and became good friends. Darryl often invited her to go out for a drink or dinner after work and she gladly accepted.*

ExxonMobil recognizes that friendly relationships do occur between co-workers. Anne and Darryl have voluntarily entered into a mutually agreeable personal relationship that does not adversely affect their job performance nor office environments.

■ *George called his staff into his office and immediately began assigning tasks. "Manuel, you will be the lead on this rush project. Robin and Minh will work the budget analysis section and Ted can prepare the graphics and slides. I will have lunch brought in...cancel any meetings you had scheduled for today...this package needs to be completed, with slides, tonight. We'll meet in my office at 5:30 p.m. to review the package and decide on what needs to be done to finalize it. I'll need back-up statistics for the numbers referenced...any questions?" With that he left the room and his staff simultaneously groaned, "Here we go again."*



While George's management style appears to be demanding and perhaps autocratic, it is clearly within the bounds of what a "reasonable person" would find appropriate in a business context. It is not harassment.

■ *After repeated verbal warnings, Jack's supervisor Ahmed counsels him once again for tardiness and hands him a written warning letter. Jack is upset by the letter and worried that it will affect his employment opportunities. He decides to call Human Resources and complain that Ahmed is harassing him according to his understanding of the policy's definition of harassment.*

The policy does not prohibit appropriate work-related conduct that an individual may find personally offensive or intimidating, such as candid feedback from a supervisor regarding inadequate work performance or counseling for poor attendance. Rather, the policy applies a reasonableness standard, and prohibits behavior that a reasonable person would find inappropriate in a business context.



Questions and Answers

1. What is the objective of the company's harassment policy?
The objective of the Harassment in the Workplace Policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. Supervisors, managers and employees are responsible for maintaining environments free of all forms of harassment. Employees are expected to not tolerate harassment and to report prohibited conduct to supervisors, managers or Human Resources. Only by maintaining an environment free of harassment can the company create a supportive workplace where employees can develop their full capabilities and make positive contributions to our business objectives. And only by allowing employees to give their best efforts can we achieve our goals of being the most efficient competitor in our industry and increasing the productivity of our workforce.

2. What are the company's expectations for each employee under the harassment policy?
The company has several expectations for each employee. First, employees are expected to conform their personal conduct to the provisions of the policy and treat all business associates with dignity and respect. Second, employees are expected to not tolerate harassing behavior directed at them or at their work associates. Employees should caution offenders that their behavior is offensive and unwelcome. If the behavior is not stopped, employees should report it to their supervisors, the offenders' supervisors, management or Human Resources. If the offensive behavior is especially egregious, employees should immediately notify their supervisors, management or Human Resources.

3. Is the workplace only the company's physical premises?
"Workplace" is broadly defined. It includes company premises, company property, off-premise company-sponsored functions, and meals and travel accommodations while on company business. Off-the-job locations are considered an extension of the workplace when off-the-job behavior creates a hostile work environment or unreasonably interferes with an individual's job performance. For example, repeatedly making unwanted calls, that are not work-related, to a co-worker at home is prohibited by the policy if this behavior creates a hostile work environment.

4. What are some examples of conduct considered inappropriate under the policy?
Examples of inappropriate behavior in the work environment include but are not limited to:
- *Repeated demeaning comments.*
- *Repeated cruel comments.*
- *Repeated use of profanity.*
- *Repeated use of intimidating behaviors such as yelling, slamming doors, or throwing objects.*
- *Repeated uninvited and unwelcome requests for dates.*
- *Repeated telling of off color stories.*

5. Would a reasonable person be offended to see inappropriate or sexually explicit material on a co-worker's computer or personal electronic device?
Yes, this type of material would create an offensive work environment for the person who is unwillingly or unexpectedly subjected to it.

Company e-mail or internet access is intended for use in conducting company business, not for personal use. A minimal level of incidental personal use of the internet or e-mail to handle personal or family matters is acceptable. While the company routinely blocks inappropriate sites in most locations, it is not possible to block all inappropriate material available on the internet.

Accessing offensive or inappropriate internet sites on company property or during work hours is unacceptable. Intentionally accessing, viewing, downloading, receiving, or forwarding sexually explicit material or degrading jokes/ comments using company computers or technology is a violation of the Corporate Assets Policy and may violate the Harassment in the Workplace Policy, whether such use is discovered through an employee complaint, a review of internet access logs, or other means. Such activity subjects the employee to disciplinary action, up to and including termination. Additionally, personal cell phones and other electronic devices should not be used during work hours or on company property to access material that could be offensive in the work environment.

On a regular basis, the company examines computer activity and stored items. Access to the internet or other applications/ systems through company equipment is contingent upon compliance with company guidelines and company policies. When inappropriate sites are inadvertently accessed, the individual should immediately close or escape from the site; notify their supervisor or Human Resources; and not show the site to coworkers. Upon receipt of inappropriate e-mail, the individual should delete it and then follow the appropriate steps to prevent future unwanted e-mails.

6. Does ExxonMobil really want to create a climate where employees report on co-workers?
The climate that ExxonMobil wants to create is one where harassment is not accepted, tolerated or ignored. To achieve that objective, prompt reporting of harassment is required. We need the help of all employees to do that. Tolerating or ignoring harassment suggests that the behavior is acceptable and potentially allows more employees to be victimized. Employees are encouraged to caution an individual if the behavior appears to approach harassment. If the behavior persists, it should be reported to your supervisor or the employee's supervisor or the Human Resources contact. A report of questionable conduct will not necessarily result in a formal investigation or discipline. It is anticipated that in many cases the supervisor and Human Resources contact will determine that the offender only needs to be counseled that their behavior is inconsistent with the policy's intent.

7. What happens if an employee observes questionable behavior but isn't certain it constitutes harassment?
The best approach in this case is to discuss the incident with your supervisor or Human Resources contact.

8. What will happen to an employee who witnesses harassment but does not report it?
Because a violation of the harassment policy has the potential to create serious liability issues for the company, failure to report a suspected violation may result in discipline up to and including termination.

9. Can I tell my supervisor about a harassment incident off-the-record and request that no action be taken?
When an individual brings forward a complaint that could potentially be a violation of the policy, the company has an obligation to investigate it and if appropriate, take corrective action. Supervisors cannot keep potential policy violations "off-the-record" nor can they agree to not take action in the face of a possible violation of company policy.

10. Why aren't sexual orientation or gender identity specifically listed? Are they covered by the harassment policy?
ExxonMobil's practice is to reference in its policies only the bases of discrimination specifically prohibited by federal law – race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability or veteran status. However, the policy's definition of harassment and the language "prohibits any other form of harassment" provide for a broad anti-harassment policy that covers sexual orientation, gender identity, and harassment based on any individual characteristics unrelated to job performance.

11. What happens if a good faith complaint is investigated but harassment is not proven?
The complainant and the accused will be advised that the investigation could not determine if harassment was committed. Both parties will be advised that the company will continue to monitor the situation so that harassment and retaliation do not occur. Depending on the impact of the complaint on the work group, either one or both of the parties may be reassigned.

12. What protection is there against false complaints?
It is our experience that employees generally have not made false complaints. Employees recognize the seriousness of bringing forward harassment allegations and understand that making a false complaint is a violation of our Ethics Policy. If it is determined during the course of an investigation, that an individual has knowingly filed an untruthful complaint, appropriate disciplinary action will be taken. Discipline for intentionally making a false harassment complaint does not constitute retaliation under the provisions of our policy.

13. How will the company protect someone from retaliation?
Through dissemination of the harassment policy and appropriate training of supervisors and employees, the company will seek to prevent retaliation from occurring. In addition, Human Resources will monitor personnel actions affecting those individuals who bring forward complaints of harassment to protect them from retaliation. If retaliation does occur, the company will treat the act as a policy violation and will impose appropriate discipline on the offender. Further, the company will seek to rectify any retaliatory employment action.

14. Does a romantic relationship between two employees violate the harassment policy?
A romantic dating relationship is not harassment because it is mutually agreeable and welcome conduct. Employees working together may have romantic relationships. As long as both parties welcome the relationship and it does not create workplace problems, the personal relationship is not a matter of company concern. There are, however, legitimate company concerns in situations involving a romantic relationship between a supervisor and his/her subordinate. These situations should be avoided. If a supervisor is in a romantic relationship with a direct report or someone in his / her direct chain of authority, the company expects the supervisor to disclose the relationship to higher level management or HR immediately so that steps may be taken by the company to avoid opportunities for favoritism or the potential appearance of favoritism.

15. Why is a romantic relationship between a supervisor and a direct report or someone in the supervisor's direct chain of authority a concern for the company?
Supervisors are responsible for objectively making decisions about hiring, training, transferring, evaluating, promoting and terminating employees. The propriety and fairness of these personnel actions may be suspect if a romantic relationship exists between a supervisor and a subordinate. Additionally, under the law, supervisors are viewed as agents of the company. If the romantic relationship is terminated by the subordinate and the supervisor retaliates through an employment action, the company could be held liable for the supervisor's unlawful actions.

16. Are contract workers and other non-company workers at the work site covered by ExxonMobil's harassment policy?
Yes. Harassment by or against contract workers is prohibited by our policy. As a condition of doing business with ExxonMobil, contract workers are expected to comply with the requirements of our harassment policy. Failure to do so can lead to their being denied access to the site.

17. Can an employee file a lawsuit against a supervisor or co-workers for harassment?
Generally, only an employer can be sued under federal civil rights laws for acts of harassment. However, under some state statutes, individuals may be held personally liable for harassing conduct. Individuals may also face liability outside of civil rights laws for actions such as assault, infliction of emotional distress, defamation, etc.

18. Does all behavior that an individual finds personally offensive automatically constitute harassment?
No. There are some behaviors that an individual may find personally offensive or disturbing that are appropriate in a business setting. These could include counseling for poor performance, discipline for tardiness or being interviewed as part of an audit investigation.

19. Is it harassment when employees regularly use profanity or obscene references in conversations with each other, if the employees involved are not offended by the language?
If you use profanity in such situations, you do so at your own risk. Obviously, if all participants and anyone else who hears it are truly not offended, then there may be no policy violation. However, if anyone who hears it is offended, then it is potentially harassing behavior. In that case, depending upon the severity and the frequency, it may be determined that the policy has in fact been violated, and discipline may result.

20. Does ExxonMobil's Equal Employment Opportunity (EEO) Policy also prohibit discrimination based on sexual orientation or gender identity?
Yes. Discrimination based on sexual orientation, gender identity, or other non-work-related individual characteristics not specifically listed in the EEO Policy, is prohibited. ExxonMobil administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

21. What is genetic information?
Genetic information as defined by regulations includes:
- *An individual's genetic tests or the genetic tests of an individual's family members*
  - *"Family member" is defined to include dependents of an individual (marriage, birth, adoption, or placement for adoption) through "fourth degree" relatives (which include great-great grandparents, etc.)*
- *Family medical history (the manifestation of disease or disorder in family members of the individual)*
- *An individual's request for, or receipt of, genetic services, or the participation in clinical research that includes genetic services by the individual or a family member of the individual*
- *The genetic information of a fetus carried by an individual or by a pregnant woman who is a family member of the individual*
- *Genetic information does not include information about the sex or age of any individual.*

22. What is harassment based on genetic information?
Harassment based on genetic information is prohibited. Harassment is acting in a manner that unreasonably interferes with an individual's work performance or creates an intimidating or offensive work environment. Harassment can include, for example, making offensive or derogatory remarks about a co-worker's genetic information, or about the genetic information of a relative of the employee. The harasser can be the victim's supervisor, a supervisor in another area of the workplace, a co-worker, or someone who is not an employee, such as a client or customer.





It is your responsibility to help our workplace be free of harassment. Your cooperation and commitment to the harassment policy's objectives are essential if we are to reach this important business goal.

If you have questions, please address them with your supervisor or local Human Resources contact.

ExxonMobil

Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298
www.exxonmobil.com

999-0258A (rev 2/12)